UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37835

INDIVIOR PLC*
(Exact name of registrant as specified in its charter)

10710 Midlothian Turnpike, Suite 125,
North Chesterfield, VA 23235
(814) 379-1040
(Address, including zip code, and telephone number, including area code, of registrant' s principal executive offices)

Ordinary shares, $0.50 nominal value per share
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13 (a) or 15 (d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	□
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	□
Rule 15d-6	□
Rule 15d-22(b)	□

Approximate number of holders of record as of the certification or notice date: 1
*This Form 15 relates solely to the reporting obligations of Indivior PLC, a public company limited by shares incorporated in England and Wales (“Indivior PLC”), a wholly owned subsidiary of Indivior Pharmaceuticals, Inc., a Delaware corporation (“IPI”), under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and does not affect the reporting obligations of IPI as the successor issuer to Indivior PLC pursuant to Rule 12g-3(a) thereunder.

Pursuant to the requirements of the Exchange Act, Indivior PLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 26, 2026                INDIVIOR PLC

By: /s/ Ryan Preblick
Ryan Preblick, Director